Exhibit 99.1

Bona Reports Third Quarter 2014 Financial Results

3Q14 Net Revenues Up 186% YoY to US$100.0 Million

3Q14 Adjusted EBITDA, Non-GAAP, Up 164% YoY to US$16.5 Million

3Q14 Non-GAAP Net Income Up 152% YoY to US$9.3 Million, Exceeding Guidance

BEIJING — November 13, 2014 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

“I am very pleased with the results that we delivered in the third quarter,” said Bona founder, Chairman and CEO Mr. Yu Dong. “The third quarter was a tremendous success for the Company. We delivered a solid financial performance that was driven largely by the historic success of our films during the summer box office, as our film slate has underscored our ability to reach a wider movie-going audience than ever before. The great progress we have made so far this year reflects the strength of our vertically integrated business model, which enables us to scale our business across the entire entertainment industry value chain, taking full advantage of the booming Chinese film market.”

Third Quarter 2014 Financial Summary

•                  Third quarter 2014 net revenues were US$100.0 million, an increase of 186% compared with US$35.0 million in the third quarter of 2013.

•                  Third quarter 2014 gross profit was US$40.9 million, an increase of 106% compared with US$19.8 million in the third quarter of 2013.

•                  Third quarter 2014 adjusted EBITDA, non-GAAP1, was US$16.5 million, an increase of 164% compared with adjusted EBITDA, non-GAAP of US$6.2 million in the third quarter of 2013.

•                  Third quarter 2014 non-GAAP net income1 was US$9.3 million, exceeding the high end of the prior guidance range by 16% and representing an increase of 152% compared with non-GAAP net income of US$3.7 million in the third quarter of 2013.

Third Quarter 2014 Business Updates and Recent Highlights

•      Distributed and invested in a total of four films in the third quarter — The Continent, The White-Haired Witch, Pompeii and Non-Stop.

•      Released The Continent on July 24, 2014. The film has generated RMB628.2 million in domestic ticket sales, making it the highest-ever grossing film distributed by Bona.

•      Released The White-Haired Witch, the 3D epic drama directed by Jacob Cheung and starring Bingbing Fan and Xiaoming Huang, on July 31, 2014. The film generated around RMB389.7 million in domestic box office receipts.

•      Released Pompeii, the 3D action-packed saga on August 15, 2014. Directed by Paul W. S. Anderson, the film generated RMB97.5 million in box office receipts.

1  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Released Non-Stop, the mystery-action film starring Liam Neeson and directed by Jaume Collet-Serra on September 19, 2014. The film generated RMB104.8 million in box office receipts to date.

•      Completed principal photography and began post production work on The Sword Master, directed by Derek Yee and produced by Tsui Hark on September 9, 2014

•      Completed principal photography on October 13, 2014 on The Man from Macau 2. Scheduled for release during the 2015 Chinese New Year holiday, the film is directed by Wong Jing, produced by Andrew Lau and stars Chow Yun Fat, Nick Cheung, Carina Lau, Tong Fei, Shawn Yue and Angela Wang.

•      Completed principal photography on October 21, 2014 on Emperor Holidays. Directed by Wang Yuelun and featuring five celebrity father-child pairings, the film is scheduled for release during the 2015 Chinese New Year holidays.

•      In the third quarter, Bona International Theater Investment Management Company, a wholly owned subsidiary of Bona Film Group, signed an agreement with IMAX to open three new IMAX theaters in China. With this agreement, Bona will have four IMAX theaters in China.

•      In early November 2014, Bona completed comprehensive upgrades to the information systems at all Bona theaters. These upgrades will allow the Company to analyze key demographic data about theater patrons and film viewing habits, making Bona theaters more effective in terms of overall operations and film marketing.

Third Quarter 2014 Financial Results

Net Revenues

	3Q14	3Q13	Y-o-Y%
Net Revenues (US$mm)	100.0	35.0	186%

Net revenues for the third quarter of 2014 increased 186% year-over-year to US$100.0 million. The increase in net revenues was primarily attributable to the significant increase in revenues from our film distribution segment.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	77.5	0.4	21.8	0.3	—	100.0
Intersegment Revenues (US$mm)	1.6	18.2	—	—	(19.8)	—
Total Net Revenues (US$mm)	79.1	18.6	21.8	0.3	(19.8)	100.0

Net revenues from distribution totaled US$79.1 million. During the third quarter of 2014, Bona distributed a total of four films in the third quarter — The Continent, The White-Haired Witch, Pompeii and Non-Stop.

Net revenues from film investment and production were US$18.6 million, mainly derived from The White-Haired Witch.

Net revenues from the movie theater segment increased to US$21.8 million, mainly due to new theaters maturing over time.

Gross Profit and Gross Margin

	3Q14	3Q13	Y-o-Y%
Gross Profit (US$mm)	40.9	19.8	106%
Gross Margin	40.9%	56.6%	—

For the third quarter of 2014, gross profit increased to US$40.9 million from US$19.8 million in the third quarter of 2013. The year-over-year increase in gross profit was primarily attributable to the success of our film slate in the third quarter of 2014.

Segment Profit2 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	29.5	(4.5)	12.7	0.3	38.0
As % of Total Segment Profit	78%	(12)%	33%	1%	100%
Segment Margin	37%	(24)%	58%	95%	38%

Segment margin for the distribution segment increased to 37% in the third quarter of 2014 from 33% in the third quarter of 2013, primarily due to better economic returns on two imported films released in the third quarter of 2014.

Segment margin from the Company’s investment and production business was negative 24% in the third quarter of 2014, compared with a segment margin of 36% in the third quarter of 2013. This decrease was the result of the acceleration of amortization, impairment and one-time write-off of production costs.

Segment margin from the Company’s movie theater business increased to 58% in the third quarter of 2014, from 57% in the third quarter of 2013.

Operating Income and Operating Margin

	3Q14	3Q13	Y-o-Y%
Operating Expenses (US$mm)	32.3	16.6	95%
Operating Income (US$mm)	10.6	3.4	216%
Operating Margin	10.6%	9.6%	—

Total operating expenses, including film participation expenses, general and administrative expenses, and selling and marketing expenses, increased 95% to US$32.3 million from US$16.6 million in the third quarter of 2013. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the third quarter of 2014. Film participation expenses mainly consist of the worldwide net income of the films invested by Bona Film Fund, which was founded in September 2013.

2  Segment profit is gross profit less film participation expenses and adds equity in earnings of equity method investments by segment for the period indicated.

Third quarter 2014 operating margin was 10.6% compared to 9.6% in the third quarter of 2013. The year-over-year increase in operating margin was primarily due to growth in the Company’s film distribution and movie theater businesses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	3Q14	3Q13
Net Income Attributable to Bona Film Group Limited (US$mm)	5.9	2.8
Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.10	0.05
Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.09	0.05

	3Q14	3Q13
Non-GAAP Net Income (US$mm)	9.3	3.7
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.16	0.06
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.15	0.06

Excluding share-based compensation expense of US$3.6 million and US$0.9 million for the third quarters of 2014 and 2013, respectively, non-GAAP net income for the third quarter of 2014 was US$9.3 million, compared with non-GAAP net income of US$3.7 million in the third quarter of 2013.

	3Q14	3Q13
EBITDA, non-GAAP (US$mm)	16.5	6.2

EBITDA, non-GAAP, in the third quarter of 2014 was US$16.5 million, compared with EBITDA, non-GAAP of US$6.2 million in the third quarter of 2013.

Cash and Cash Flow

As of September 30, 2014, Bona had cash, cash equivalents and restricted cash totaling US$84.7 million, compared with US$63.4 million as of December 31, 2013. Operating cash flow for the third quarter was a net inflow of approximately US$1.3 million, compared with a net outflow of US$24.0 million for the third quarter of 2013. The change in cash flow from operations was mainly attributable to the collection of box office sales receivables.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the fourth quarter of 2014 to be in the range of US$2.0 million to US$2.5 million.

“For the remainder of 2014, we will continue to grow our complementary business segments through the ongoing expansion and enhancement of our theater network, while we build upon our leading position in China’s film distribution market. Going forward, Bona will focus on two key areas: local films and Hollywood films. We believe that the world is paying more attention to the fast growth of China’s film market. Bona is also planning to produce Hollywood films and attract top production talent. In the next few years, Bona’s films will become more diversified and international, which we believe will propel Bona into one of the leading entertainment companies in the world,” added Mr. Yu.

Third Quarter 2014 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, November 13, 2014 (9:00 a.m. Beijing/Hong Kong Time on Friday, November 14, 2014). On the call, management will discuss the results and highlights of the quarter, as well as answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-906-606

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 29838723.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=75750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(In thousands of U.S. dollars, except share data)

	Three-months ended September 30		Nine-months ended September 30
	2014	2013	2014	2013

Net revenue	100,044	35,001	201,504	106,574
Cost of revenue	59,150	15,195	114,050	56,955
Gross profit	40,894	19,806	87,454	49,619

Film participation expenses	3,985	(215)	11,856	(537)
Selling and marketing expenses	11,854	4,417	20,530	10,231
General and administrative expenses	16,489	12,366	45,047	36,323
Total operating expenses	32,328	16,568	77,433	46,017

Government subsidies	939	121	1,876	1,662
Equity in earnings of equity method investments	1,109	—	3,328	—
Operating income	10,614	3,359	15,225	5,264

Interest income from bank deposits	316	102	904	97
Interest income from loan to producer of TV series	10	—	10	—
Interest expenses	(481)	(513)	(1,198)	(1,333)
Exchange gain (loss)	856	472	(673)	983
Other income	71	71	213	213
Investment income	—	—	64	—
Income before income tax	11,386	3,491	14,545	5,224

Provision for income taxes	5,655	698	6,982	1,044

Equity in earnings of equity method investments, net of tax	—	(13)	—	(13)
Net income	5,731	2,780	7,563	4,167

Less: Net loss attributable to the noncontrolling interests	(140)	(70)	(422)	(1,071)

Net income attributable to Bona Film Group Limited	5,871	2,850	7,985	5,238

Net income attributable to Bona Film Group Limited per ADS
Basic	0.10	0.05	0.13	0.09
Diluted	0.09	0.05	0.13	0.09

Weighted average shares used in calculating net income per ordinary share
Basic	30,409,861	29,854,984	30,334,730	29,791,387
Diluted	31,809,409	30,362,446	31,591,505	30,306,325

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(In thousands of U.S. dollars)

	Three-months ended September 30		Nine-months ended September 30
	2014	2013	2014	2013
Net income	5,731	2,780	7,563	4,167
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,323	395	(1,459)	1,838
Comprehensive income	7,054	3,175	6,104	6,005
Less: comprehensive loss attributable to the noncontrolling interests	(137)	(69)	(424)	(1,060)
Comprehensive income attributable to Bona Film Group Limited	7,191	3,244	6,528	7,065

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	September 30	December 31
	2014	2013

Cash and cash equivalents	28,595	32,684
Restricted Cash	56,068	30,728
Accounts receivable, net of allowance for doubtful accounts	116,861	39,409
Prepaid expenses and other current assets	20,360	17,326
Amount due from related parties	1,416	510
Current deferred tax assets	761	973
Inventories	371	313
Total current assets	224,432	121,943

Distribution rights	6,554	6,554
Production costs	182,534	142,245
Prepaid film costs	4,400	4,406
Property and equipment, net	68,230	63,679
Acquired intangible assets, net	2,351	2,452
Non-current deferred tax assets	442	510
Cost method investments	1,478	1,479
Equity method investments	36,096	26,278
Goodwill	49,846	50,540
Long-term prepaid expenses	40	—
Total assets	576,403	420,086

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $42,036 and $22,913 as of September 30, 2014 and December 31, 2013, respectively)	44,156	24,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $37,890 and $29,639 as of September 30, 2014 and December 31, 2013, respectively)	42,121	32,635
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $4,902 and $5,201 as of September 30, 2014 and December 31, 2013, respectively)	5,586	5,886
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $57,951 and $6,460 as of September 30, 2014 and December 31, 2013, respectively)	10,793	6,460
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $50,427 and $35,425 as of September 30, 2014 and December 31, 2013, respectively)	87,787	60,704
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $2,631 and $4,126 as of September 30, 2014 and December 31, 2013, respectively)	2,631	4,126
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $9,336 and $7,038 as of September 30, 2014 and December 31, 2013, respectively)	15,006	7,117
Current film participation financing liabilities with related party (including current film participation financing liabilities with related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $94,434 and $36,705 as of September 30, 2014 and December 31, 2013, respectively)	94,434	36,705
Total current liabilities	302,514	178,173

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $18,328 and nil as of September 30, 2014 and December 31, 2013, respectively)	53,940	20,000
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $836 and $873 as of September 30, 2014 and December 31, 2013, respectively)	1,107	1,359
Non-current film participation financing liabilities with related party (including non-current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $17,675 as of September 30, 2014 and December 31, 2013, respectively)	—	17,675
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $23 as of September 30, 2014 and December 31, 2013, respectively)	—	23
Total liabilities	357,561	217,230

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,430,078 shares issued and outstanding as of September 30, 2014 and 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013)	15	15
Additional paid-in capital	191,860	182,782
Statutory reserves	3,534	3,534
Accumulated profit	13,201	5,216
Accumulated other comprehensive income	8,057	9,513
Total Bona Film Group Limited’s equity	216,667	201,060

Noncontrolling interests	2,175	1,796
Total equity	218,842	202,856

Total liabilities and equity	576,403	420,086

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(In thousands of U.S. dollars)

	Three-months ended September 30
	2014	2013

Net income	5,731	2,780

Adjustment for share-based compensation expenses	3,582	919

Adjusted net income (non-GAAP)	9,313	3,699

Adjustment for interests	155	411
Adjustment for taxes	5,655	698
Adjustment for depreciation & amortization	1,352	1,429

Adjusted EBITDA (non-GAAP)	16,475	6,237

	Nine-months ended September 30
	2014	2013

Net income	7,563	4,167

Adjustment for share-based compensation expenses	7,189	2,786

Adjusted net income (non-GAAP)	14,752	6,953

Adjustment for interests	284	1,236
Adjustment for taxes	6,982	1,044
Adjustment for depreciation & amortization	4,113	4,242

Adjusted EBITDA (non-GAAP)	26,131	13,475